SECURITI[ES AND EXCHANGE COMMIS]SION

04017129

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED MAR 23 2004 WASH. D.C. 208 SECTION

SEC FILE NUMBER
8 - 44373

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Seaboard Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

25B Vreeland Road, Suite 305
(No. and Street)

Florham Park	NJ	07932
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anthony DiGiovanni — 973-514-1500 (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

J.H. Cohn LLP
(Name – *if individual, state last, first, middle name*)

75 Eisenhower Parkway	Roseland	NJ	07068-1697
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED APR 27 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) *Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.*

OATH OR AFFIRMATION

I, Anthony DiGiovanni, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Seaboard Securities, Inc., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

LORRAINE E. NOACK
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires Oct. 17, 2006

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Seaboard Securities, Inc.

Report on Financial Statements
(With Supplementary Information)

Year Ended December 31, 2003

Index

Facing Page

J.H. COHN LLP
Your Source for Business Solutions™

Report of Independent Public Accountants

To the Board of Directors
Seaboard Securities, Inc.

We have audited the accompanying statement of financial condition of Seaboard Securities, Inc. as of December 31, 2003, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Seaboard Securities, Inc. as of December 31, 2003, and its results of operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

J. H. Cohn LLP

Roseland, New Jersey
February 13, 2004

SEABOARD SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Cash and cash equivalents	$ 888,151
Receivables from clearing organizations	2,150,239
Securities owned	565,646
Other assets	634,618
Total	$4,238,654

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Accounts payable and accrued expenses	$2,285,460
Securities sold but not yet purchased	98,387
Total liabilities	2,383,847
Commitments and contingencies	
Stockholders' equity:	
Preferred stock; various series; at aggregate redemption value and liquidation preference	1,915,000
Common stock, at stated value; 15,000 shares authorized; 200 shares issued	65,200
Additional paid-in capital	1,377,746
Accumulated deficit	(1,383,939)
Less treasury stock, 100 shares of common stock, at cost	(119,200)
Total stockholders' equity	1,854,807
Total	$4,238,654

See Notes to Financial Statements.

SEABOARD SECURITIES, INC.

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2003

Revenues:	
Commissions	$28,602,711
Gain on principal transactions	558,205
Other income	565,327
Total	29,726,243
Expenses:	
Compensation and benefits	21,745,777
Clearing and floor brokerage	4,225,240
Regulatory fees and expenses	105,713
Communications	498,112
Occupancy and equipment rental	126,406
General and administrative	3,139,738
Total	29,840,986
Net loss	$ (114,743)

See Notes to Financial Statements.

SEABOARD SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2003

	Preferred Stock																		
	Series A		Series B		Series P		Series T		Series U		Series Z		Common Stock		Additional Paid-in Capital	Accumu-lated Deficit	Treasury Stock		Total
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount			Shares	Amount	
Balance, January 1, 2003	28	$280,000			5	$50,000	10	$100,000	50	$500,000	20	$200,000	200	$65,200	$1,097,117	$(1,269,196)	(100)	$(119,200)	$ 903,921
Capital contributions															189,950				189,950
Issuance of preferred stock			108.5	$1,085,000							20	200,000							1,285,000
Redemption of preferred stock									(50)	(500,000)					90,679				(409,321)
Net loss																(114,743)			(114,743)
Balance, December 31, 2003	28	$280,000	108.5	$1,085,000	5	$50,000	10	$100,000	-	$ -	40	$400,000	200	$65,200	$1,377,746	$(1,383,939)	(100)	$(119,200)	$1,854,807

See Notes to Financial Statements.

SEABOARD SECURITIES, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2003

Operating activities:	
Net loss	$ (114,743)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	41,301
Changes in operating assets and liabilities:	
Receivables from clearing organizations	(339,843)
Securities owned	(278,710)
Other assets	(418,509)
Accounts payable and accrued expenses	240,716
Securities sold but not yet purchased	75,265
Net cash used in operating activities	(794,523)
Investing activities - purchases of office equipment	(72,304)
Financing activities:	
Issuance of preferred stock	1,285,000
Redemption of preferred stock	(409,321)
Capital contributions	189,950
Net cash provided by financing activities	1,065,629
Net increase in cash and cash equivalents	198,802
Cash and cash equivalents, beginning of year	689,349
Cash and cash equivalents, end of year	$ 888,151

See Notes to Financial Statements.

Note 1 - Business and summary of significant accounting policies:

Business:

Seaboard Securities, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers, Inc.

The Company has an agreement with another broker-dealer (the "clearing broker") to clear transactions, carry customers' accounts on a fully-disclosed basis and perform record keeping functions and, consequently, operates under the exemptive provisions of SEC Rule 15c3-3k(2)(ii).

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Securities transactions and valuations:

Securities transactions, commission income, and related commission expenses are recorded on a trade-date basis.

The Company's securities owned and the securities sold but not yet purchased positions are concentrated in marketable equity securities. Those securities positions and its deposits in money market accounts are valued at market and unrealized gains and losses are included in results of operations.

Cash equivalents:

Cash equivalents are investments in money market funds.

Income taxes:

The Company accounts for income taxes pursuant to the asset and liability method which requires deferred income tax assets and liabilities to be computed for temporary differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the temporary differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. The income tax provision is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Note 2 - Securities owned and securities sold but not yet purchased:

Securities owned (other than money market account shares) and securities sold but not yet purchased represent positions in marketable securities taken primarily for trading purposes in the ordinary course of business. A summary of those positions as of December 31, 2003 follows:

	Owned	Sold But Not Yet Purchased
Marketable securities, at market value:		
Common stocks	$197,905	$98,387
U.S. Government obligations	239,686	
Other	128,055	
Totals	$565,646	$98,387

Note 3 - Income taxes:

At December 31, 2002, the deferred tax assets attributable to the Company's temporary differences, and a related valuation allowance, were as follows:

Deferred tax assets:	
Federal net operating loss carryforwards	$196,000
State and city net operating loss carryforwards	121,000
Total	317,000
Less valuation allowance	(317,000)
Total	$ -

As of December 31, 2003, the Company had net operating loss carryforwards of approximately $576,000 for Federal income tax reporting purposes and $1,529,000 for state and local income tax reporting purposes that expire at various dates through 2023. Due to the significant uncertainties related to, among other things, the extent and timing of future taxable income, the Company recorded an equivalent valuation allowance.

Note 4 - Savings plan:

The Company maintains a savings plan pursuant to Section 401(k) of the Internal Revenue Code (the "Code") under which all employees meeting eligibility requirements qualify for membership. Subject to certain limits set forth in the Code, employees are permitted to make contributions to the plan on a pre-tax salary reduction basis, and the Company may make voluntary contributions.

Note 5 - Commitments and contingencies:

Operating leases:

The Company leases its office space under operating leases that expire through September 2007. Office leases generally require the Company to pay real estate taxes and maintenance costs. Minimum future rental commitments under noncancelable leases in each of the years subsequent to December 31, 2003 are as follows:

Year Ending December 31,	Amount
2004	$ 77,100
2005	77,100
2006	77,100
2007	12,850
Total	$244,150

Rent expense under noncancelable operating leases was $95,759 in 2003.

Litigation:

The Company is a party to various legal actions arising in the ordinary course of business. The Company is vigorously defending itself against these actions. In the opinion of management, the outcome of these actions could have a material adverse effect on the financial condition, results of operations, or cash flows of the Company.

During 2003, the Company entered into a settlement agreement with BNY Brokerage, Inc. ("BNY") with respect to matters involving unauthorized transactions in an "error account" resulting in losses of $1,100,000. The Company paid $1,100,000 to BNY to close the account and BNY assumed $300,000 of those losses to be credited in the form of monthly clearing fee discounts. As of December 31, 2003, the Company has an outstanding receivable balance from BNY of approximately $267,000 which is included in receivables from clearing organizations.

Note 6 - Financial instruments with off-balance-sheet risk:

The Company maintains cash deposits with banks and brokers. At times, such deposits exceed Federal or other applicable insurance limits. The Company reduces its exposure to credit risk by maintaining such deposits with major financial institutions and monitoring their credit ratings.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company's clearing broker extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. As a result of guaranteeing customer margin balances carried by the clearing broker, the Company may be exposed to off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses which the customer may incur. Margin accounts guaranteed by the Company had an average aggregate balance of $1,312,058 during December 2003.

Securities sold but not yet purchased represent obligations of the Company to deliver the specified security at the contracted price and thereby create a liability to repurchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance-sheet risk as the Company's ultimate obligation to satisfy the sale of securities sold but not yet purchased may exceed the amount recognized in the statement of financial condition.

Additionally, the Company is exposed to off-balance-sheet risk of loss on transactions during the period from the trade date to the settlement date, which is generally three business days. If the customer fails to satisfy its contractual obligations to the clearing broker, the Company may have to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. Settlement of these transactions is not expected to have a material effect on the Company's financial position, results of operations or cash flows.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and clearing broker guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customers to deposit additional collateral or to reduce positions when necessary.

Note 7 - Net capital requirements:

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $887,511, which was $(112,489) in deficiency of its required net capital of $1,000,000. The Company's net capital ratio was 2.6 to 1.

Note 7 - Net capital requirements (concluded):

On February 4, 2004, the NASD advised the Company that certain of the Company's receivables in the approximate amount of $444,000 were not considered allowable assets for net capital purposes as they were not adequately secured. The Company disagrees with the NASD's interpretation of the rules and believes that the receivables were adequately secured and that the Company was in compliance with SEC Rule 15c3-1 as of December 31, 2003.

During December 2003, the President of the Company, also a controlling stockholder, pledged his personal brokerage account maintained with the Company, containing net equity of approximately $1,000,000 to guarantee the aforementioned receivables.

Notwithstanding the Company's position on the matter, on February 6, 2004, in order to eliminate any possible disagreement on this issue with the NASD, $440,000 in cash was contributed to the Company to satisfy the NASD requirement; $200,000 from the pledged brokerage account which was converted into preferred stock and $240,000 collected on the aforementioned receivables. The Company believes that it has been, and is currently in compliance with all SEC net capital requirements.

Note 8 - Preferred stock:

The Company may issue preferred stock in one or more series with the terms and preferences to be determined by the Company's Board of Directors. As of December 31, 2003, the Company was authorized to issue 2,500 shares of Series A preferred stock, 2,500 shares of Series C preferred stock and 10,000 shares of other preferred stock in various series. During 2003, the Company issued 20 shares of Series Z preferred stock and 108.5 shares of Series B preferred stock. Each share of Series A, Series B, Series C, Series P, Series T, Series U and Series Z preferred is without par value; is nonvoting; has a redemption price (which is subject to certain adjustments) and a liquidation preference of $10,000 per share; and does not earn any dividends unless declared by the Company's Board of Directors.

During 2003, the Company liquidated 50 Series U preferred shares for $409,321.

Note 9 - Subsequent event:

In February 2004, the Company issued 20 Series B preferred shares for $200,000.

SEABOARD SECURITIES, INC.

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2003

Net capital:		
Total stockholders' equity		$1,854,807
Deduct nonallowable assets and charges		902,336
Net capital before haircuts on securities positions		952,471
Haircuts on securities positions:		
Other - trading and investment securities	$58,792	
Other - money market funds	6,168	64,960
Net capital		$ 887,511
Aggregate indebtedness:		
Total liabilities		$2,383,847
Less securities sold but not yet purchased		(98,387)
Aggregate indebtedness		$2,285,460
Computation of basic net capital requirement:		
Minimum net capital required (greater of 6-2/3% of aggregate indebtedness or $1,000,000 minimum dollar net capital requirement)		$1,000,000
Deficiency of net capital		$ (112,489)
Ratio of aggregate indebtedness to net capital		2.6 to 1

SEABOARD SECURITIES, INC.

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION (Concluded)
DECEMBER 31, 2003

Reconciliation with the Company's computation (included in Part IIA of Form X-17a-5) as of December 31, 2003:		
Net capital as reported in the Company's Part IIA (Unaudited) FOCUS report		$1,331,709
Decrease in net capital resulting from changes in:		
Haircuts on securities positions	$ (9,653)	
Audit adjustments, net:		
Statement of financial condition reclassifications	(417,132)	
Statement of operations changes	(17,413)	(444,198)
Net capital per above		$ 887,511
Aggregate indebtedness as reported in the Company's Part IIA (Unaudited) FOCUS report		$2,306,768
Decrease in aggregate indebtedness resulting from audit adjustments to decrease accounts payable and accrued expenses and statement of financial condition reclassifications		(21,308)
Aggregate indebtedness per above		$2,285,460

See Report of Independent Public Accountants.

Report of Independent Public Accountants on Internal Control

To the Board of Directors
Seaboard Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of Seaboard Securities, Inc. as of and for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and the other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

J. H. Cohn LLP

Roseland, New Jersey
February 13, 2004